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                                               UNITED STATES                                                OMB APPROVAL
                                    SECURITIES AND EXCHANGE COMMISSION
                                          Washington, D.C. 20549
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                                                                                                            OMB Number: 3235-0058
                                                                                                            Expires: May 31, 1997
                                                                                                            Estimated average burden
                                                                                                            hours per response..2.50
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                                                FORM 12b-25                                                 SEC FILE NUMBER
                                        NOTIFICATION OF LATE FILING                                         0-17419
                                                                                                            ------------------------
(Check One): [X] Form 10-K    [ ] Form 20-F    [  ] Form 11-K  [  ] Form 10-Q   [  ]Form N-SAR              CUSIP NUMBER
                                                                                                            693 189 300
                                                                                                            ------------------------
     For Period Ended:  December 31, 1996
                        -----------------
          [ ] Transition  Report on Form  10-K
          [ ] Transition  Report  on  Form  20-F
          [ ] Transition  Report on Form 11-K
          [ ] Transition  Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           ---------------------
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                                Read Instruction (on back page) Before Preparing Form. Please Print or Type.
             Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If notification  relates to a portion of the filing checked above,  identify the
Items(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

          PC ETCETERA, INC.
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Full Name of Registrant

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Former Name if Applicable
          462 Seventh Avenue
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Address or Principal Executive Office (Street and Number)

          New York, New York 10018
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     See Attached Rider III
                                                                                                     (Attach Extra Sheets if Needed)
                                                                                                                     SEC 1344 (6/94)
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Steven A. Meetre, Esq.         212              732 - 3200
     --------------------------     -----     ----------------------------------
        (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ X ] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attached Rider IV

================================================================================

                                PC Etcetera, Inc.
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       March 31, 1997                     By: /s/ Roy Machnes
         -------------------                   -------------------
                                               Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf o f the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
        Intentional misstatements or omissions of fact constitute Federal
                   Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

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                                    Rider III

     In connection with a previously disclosed change of control of the Registrant that occurred on February 13, 1997, on February 24, 1997 the Registrant dismissed Arthur Andersen LLP as its auditors and engaged Ernst & Young LLP as the principal accountant.

     The reason that the subject report cannot be filed timely without unreasonable effort and expense relates to the inability of the principal accountant to consolidate the financial statements of the Registrant and to furnish the required opinion. Please see attached hereto as Exhibit 1 a statement of the principal accountant regarding why such report and opinion cannot be timely filed.





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                                    Rider IV

     The unaudited financial statements of the Registrant for the year ended December 31, 1996 reflect revenues of approximately $7,000,000, which represented a decrease as compared to revenues of $11,148,929 for the for the year ended December 31, 1995.

     Effective January 1, 1996, all of the outstanding stock of the Registrant's wholly-owned Canadian subsidiary ("PC Canada") was sold. Included in the revenues for the year ended December 31, 1995 was $3,335,460 of revenues from PC Canada. In addition, Management temporarily suspended operations of the Registrant's wholly-owned Israeli subsidiary ("PC Israel"). Revenues attributable to PC Israel decreased by approximately $656,000 for the year ended December 31, 1996 as compared to the year ended December 31, 1995. Further, effective April 1, 1996, the Registrant sold its San Francisco, California and Boise, Idaho operations. Revenues attributable to the San Francisco and Boise operations decreased by approximately $714,000 for the year ended December 31, 1996. Revenues associated with the sale of the Registrant's Canadian, San Francisco and Boise operations along with the temporary suspension of the operations of PC Israel accounted for substantially all of the decreased revenues. Total revenues for the Registrant's remaining New York location increased by approximately 10% for the year ended December 31, 1996 as compared to the year ended December 31, 1995.